EXHIBIT 99.1

Seabridge Gold Inc.
Notice Of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of SEABRIDGE GOLD INC. (herein called the "Corporation") will be held at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3 on Wednesday, June 29, 2011 at the hour of 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2010 and the auditors’ reports thereon;

2.	to elect directors for the ensuing year;

3.	to appoint the auditors for the ensuing year;

4.	to authorize the directors to fix the remuneration to be paid to the auditors;

5.	to approve an increase in the number of shares reserved for issue under the Corporation's Stock Option Plan by 1,350,000 shares;

6.	to approve grants of 550,000 stock options in total to directors as more particularly set out in the Management Proxy Circular in respect of the Meeting;

7.	to approve a grant of 150,000 stock options to the new Chief Financial Officer of the Corporation as more particularly set out in the Management Proxy Circular in respect of the Meeting;

8.	to approve a proposed grant of 50,000 stock options to a proposed new director as more particularly set out in the Management Proxy Circular in respect of the Meeting; and

9.	to transact such other business as may properly come before the Meeting.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Toronto, Ontario this 12th day of May, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

Rudi P. Fronk President and Chief Executive Officer

Seabridge Gold Inc.

Management Proxy Circular

(As at April 30, 2011, except as indicated)

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation of proxies by the management of Seabridge Gold Inc. (the “Corporation”) for use at the Annual Meeting of Shareholders (the “Meeting”) of the Corporation to be held on June 29, 2011 and at any adjournments thereof.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose.  The cost of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting by Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be received at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or Fax 1-866-249-7775 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U. S. brokers, (any of them herein being a “Nominee”).  If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policies, the Corporation has distributed copies of the Meeting materials, being the Notice of Meeting, this Management Proxy Circular and the Proxy, to the Nominees for distribution to non-registered holders.
Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions.  If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority.  Should your Nominee be a broker subject to the rules of the New York Stock Exchange (“NYSE”) and you do not give instructions to it as to how to vote your shares, the broker has authority under NYSE rules to vote those shares for or against “routine” proposals.  Brokers cannot vote on their client’s behalf on “non-routine” proposals for shareholders meetings.  Under these rules, the election of directors and the approval of stock option plan amendments and stock option grants are considered a “non-routine” proposal.  The appointment of auditors for the 2011 fiscal year and the authorization of the directors to fix the compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals.  These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange.  If such broker votes common shares that are unvoted by its clients for or against a “routine” proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals.  If such broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals.  Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

In addition, Canadian securities legislation permits the Corporation to forward meeting materials directly to "non objecting beneficial owners".  If the Corporation or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or to the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman at the Meeting or any adjournment thereof.  A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Record Date

The Board of Directors of the Corporation has fixed May 10, 2011 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive Notice of the Meeting.  Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

Voting Shares And Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series, of which 41,355,185 common shares were issued and outstanding and no preferred shares were issued and outstanding as of May 10, 2011.  The holders of common shares are entitled to one vote for each common share held.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution.

To the knowledge of the directors and executive officers of the Corporation as of May 10, 2011, the only persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are:

1.
Pan Atlantic Bank and Trust Limited which owns 8,001,232 shares of the Corporation representing 19.4% of the outstanding shares of the Corporation and FCMI Financial Corporation, which owns all of the shares of Pan Atlantic Bank and Trust Limited, and owns 555,000 shares representing 1.3% of the outstanding shares of the Corporation.  In addition, principals of the Friedberg Mercantile Group Ltd. own 72,525 shares of the Corporation representing less than 0.2% of the Corporation’s outstanding shares. Pan Atlantic Bank and Trust Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

2.	Royce & Associates, LLC which owns 6,191,183 shares of the Corporation representing 15.0% of the outstanding shares of the Corporation.

Election Of Directors

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Corporation does not have an executive committee.  The Corporation is required to have an audit committee.  Members of this committee, and other committees of the Board, are as set out below.

Management of the Corporation proposes to nominate each of the following seven persons for election as a director. Of the seven nominees, only Mr. Scott Barr is currently not a director of the Corporation. He will replace Mr. William Calhoun, currently a director of the Corporation, who will be retiring as a director on June 29, 2011. Information concerning the seven nominees , as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(4)
James S. Anthony Toronto, Ontario, Canada Chairman of the Board(5)	President, Suma Investments Inc., a private investment company since 1986.	Since October 1999	779,791 directly 544,334 indirectly
A Frederick Banfield(1) (3) Tucson, Arizona, USA	Chairman, Mintec Inc., a consulting and software company providing services to the minerals industry, since 1970.	Since October 1999	245,000

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(4)
Douglas “Scott” Barr Centennial, Colorado, USA
Technical Advisor to, and previously Executive VP and COO of, Golden Star Resources Ltd., since 2008.  With Newmont Mining Corporation from 1995 to 2008, finishing as VP – Technical Strategy and Development
		N/A	None
Thomas C. Dawson(1) (3) Toronto, Ontario, Canada	Retired as Senior Audit and Accounting Partner, Deloitte & Touche LLP in 1999.	Since January 2006	64,000 directly 2,000 indirectly
Louis J. Fox(2) (3) Fort Lauderdale, Florida, USA	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January 2000	275,750
Rudi P. Fronk Toronto, Ontario, Canada President and CEO	President and CEO, Seabridge Gold Inc.	Since October 1999	1,150,000 directly 20,000 indirectly
Eliseo Gonzalez-Urien(2) Ashland, Oregon, USA	Senior Technical Advisor, Seabridge Gold Inc. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	45,000

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)
Shares beneficially owned, or controlled or directed, directly or indirectly, as at May 10, 2011, is based upon information furnished to the Corporation by the individual directors.  Unless otherwise indicated, such shares are held directly.

(5)	The Chairman’s primary responsibilities are those of Lead Director as set out in the Dey Commission Report on Corporate Governance prepared for the TSX.

To the knowledge of the Corporation, no proposed director:

(a)
is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while that person was acting in that capacity,

(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer;

(b)
is, as at the date of the Management Proxy Circular, or has been within 10 years before the date of the Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of the Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an "Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Executive Compensation

For the purposes of this Circular:

(a)           “Chief Executive Officer” or “CEO” of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;

(b)           “Chief Financial Officer” or “CFO” of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;

(c)           “executive officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d)           “Named Executive Officers” or “NEO” means:

(i)	the CEO;

(ii)	the CFO;

(iii)
each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)
any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year;

(e)           “Option Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(f)           “Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee is responsible for annually reviewing the Corporation’s compensation arrangements with its executive officers. This review is generally completed at the end of the fiscal year in order to determine any bonuses which may be payable for that year and any adjustments to other compensation which may be agreed to for the subsequent year.

When reviewing the compensation of the executive officers, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the senior executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

Compensation Philosophy

All employees of the Corporation receive compensation based on market value for the type of role they perform. Additional consideration is given to internal pay equity and performance. The compensation payable to employees consists of three elements: base salary; bonuses paid upon performance of the individual and the business; and long-term incentives by way of the grant of stock options in accordance with the policies of the Toronto Stock Exchange (“TSX”) and the Corporation’s Stock Option Plan. The Corporation does not provide sponsored or defined pension or retirement plans. Employees are expected to provide for their own retirement and to obtain their own advice in making such arrangements.

In awarding compensation the Compensation Committee compares the compensation it awards its NEOs with that of companies similar to the Corporation.  The companies are all mining companies within a reasonable range of the market capitalization of the Corporation and its stage of development.  Companies used for comparison purposes included NovaGold Resources Inc., Osisko Mining Corporation and Detour Gold Corporation.

Base Salary

In the Compensation Committee’s view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of each executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role each executive officer played in the Corporation’s performance. The corporate objectives used to evaluate performance are set out every year in the Corporation’s annual report to shareholders together with a review of the previous year’s performance against that year’s objectives.

In 2010, base salaries for three of the NEOs were increased by 6% to reflect industry pay trends and, in participation, the reported increases in the comparators.  The base salaries of the Chairman and President were not increased in 2010 as their overall compensation was regarded in its entirety to be at an appropriate level until 2010 objectives had been accomplished.  The Corporation’s base salary levels remained somewhat below those of its comparators.

Bonuses

Bonuses are performance based and are determined by personal performance, team performance and/or Corporation performance. Bonus levels are related to the level of position of the executive officer with the Corporation and base salary.

Since many of the Corporation’s objectives for 2009, as set forth in its 2008 Annual Report to shareholders, would ultimately be reflected in the results of the Pre-feasibility Study to be released in 2010, the Corporation decided not to award bonuses for NEOs in respect of 2009.  Bonuses to the NEOs were subsequently approved by the Compensation Committee in June 2010 for the 2009 year following the highly satisfactory completion of the KSM Preliminary Feasibility Study in March 2010.  Bonuses were also paid to Mr. Threlkeld and Mr. Chisholm for the corporate objectives achieved in 2010 for their performance as determined by the Compensation Committee.  2010 bonuses will also be paid to Mr. Fronk and Mr. Anthony upon completion of specific objectives.

Long-Term Incentives

The Corporation provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX. Any options granted permit executive officers to acquire common shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer. The Compensation Committee considers option compensation granted by similar companies to executives with similar responsibilities, comparing such option grants on the basis of the percentage they represent of total shares outstanding rather than the absolute number of such options. Options granted to NEOs are made subject to specific vesting requirements which may include Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives.  The Options granted prior to 2008 were made subject to two-tier vesting, which required that the Corporation’s share price achieve certain price thresholds and a certain performance threshold before the Options vested.  The Options granted in 2008 will vest upon the Corporation entering into an agreement to complete a significant transaction involving one or both of its KSM Project or Courageous Lake Project or involving the acquisition of a majority interest in the Corporation.

After granting options in late 2008, the Compensation Committee decided not to grant options in 2009. A discussion of grants made in 2010 is contained below.

Other Compensation

The Corporation provides no compensation to its NEOs other than Base Salary, Bonuses and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Stock Option Plan.

Termination Benefits

NEOs receive a payment equal to 100% of base salary if terminated for any reason other than cause. This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Corporation’s executive officers, namely base salary, performance bonuses and long-term incentives in the form of stock options. The general compensation philosophy of the Corporation for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Corporation to be successful. Compensation is designed to provide long-term incentives which align the interest of the CEO with those of the shareholders.

In establishing the CEO’s compensation, the Compensation Committee reviews salaries paid to other executive officers in the Corporation, salaries paid to other CEOs in the industry for companies of similar size and stage of development and the CEO’s contribution to the affairs of the Corporation and makes recommendations with respect to the CEO compensation to the Board.

See the general discussion on base salaries and bonus described above which discussion applies to the CEO’s compensation.

Performance Graph

The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation for a $100 investment in the Corporation’s common shares made on January 1, 2006 (being the start of such five year period).  For comparative purposes, the cumulative total returns for a $100 investment over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”) and the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) are also provided.  The S&P/TSX Gold Index figures used in the graph include the reinvestment of dividends but the S&P/TSX Index figures do not as such data is not available.

Over the five year period, a $100 investment in the Corporation’s common shares would have increased in value to $274.11 as compared to $137.05 for the S&P/TSX Composite Index and $190.55 for the S&P TSX Composite Gold Index.  Over the same time period, the Corporation’s compensation (salary plus bonus) to executive officers that were with the Corporation over that period has increased by 22%.

Option-based awards

The Corporation’s stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation.  In determining the number of options to be granted to the executive officers, the Board of Directors takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Corporation, including option-based awards.

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 – “Form 51-102F6”) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers, for each of the Corporation's most recently completed financial years that ended on or after December 31, 2008.  The Named Executive Officers of the Corporation are Rudi Fronk, James Anthony, Roderick Chisholm, William Threlkeld and Brent Murphy.

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Rudi P. Fronk President & CEO	2010 2009 2008	440,000 440,000(1) 400,000(1)	NIL NIL NIL	3,359,400 NIL 886,350	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	220,000 NIL 100,000	4,019,400 440,000 1,386,500
James S. Anthony Chairman	2010 2009 2008	200,000 200,000 200,000	NIL NIL NIL	1,679,700 NIL 886,350	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	100,000 NIL 50,000	1,979,700 200,000 1,136,350

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
William E. Threlkeld Senior VP	2010 2009 2008	197,392 190,760 200,970	NIL NIL NIL	1,259,775 NIL 295,450	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	179,550 NIL 50,243	1,636,712 190,760 546,663
Roderick Chisholm CFO	2010 2009 2008	186,560 176,000 160,000	NIL NIL NIL	1,259,775 NIL 236,360	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	150,000 NIL 40,000	1,596,335 176,000 436,360
R. Brent Murphy(3) VP	2010	174,900	NIL	1,259,775	NIL	NIL	NIL	135,000	1,569,675

(1)	The President and CEO and the Chairman are also directors but do not receive fees for acting in their capacity as a director.
(2)
The Corporation used the Black-Scholes model as the methodology to calculate the grant date fair value (December 20, 2010 and December 5, 2008), and relied on the following key assumptions and estimates for each calculation:  Dividend yield – nil; Expected volatility – 66%; Risk free rate of return – 2.45%; expected life of options – 5 years.  The Corporation chose this methodology because it is a recognized standard for such valuations.  For certain of the option grants for accounting purposes, the fair value of the options has yet to be determined since it will be based on the Corporation's share price, accounting guidelines and other considerations on the dates the options are approved by the directors and shareholders.

(3)	Mr. Murphy became an officer of the Corporation, effective November 11, 2010.

Incentive Plan Awards

The Corporation does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
Rudi P. Fronk	250,000 150,000 200,000	10.56 10.54 29.75	January 4, 2011 December 4, 2013 December 20, 2015	4,905,000 2,946,000 86,000	NIL	NIL
James S. Anthony	150,000 100,000	10.54 29.75	December 4, 2013 December 20, 2015	2,946,000 43,000	NIL	NIL

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
William E. Threlkeld	60,000 50,000 75,000	29.60 10.54 29.75	August 8, 2012 December 4, 2013 December 20, 2015	34,800 982,000 32,250	NIL	NIL
Roderick Chisholm	60,000 40,000 75,000	29.60 10.54 29.75	August 8, 2012 December 4, 2013 December 20, 2015	34,800 785,600 32,250	NIL	NIL
Brent Murphy	30,000 75,000 16,000	26.64 29.75 10.54	March 3, 2013 December 20, 2015 December 4, 2013	106,200 32,250 314,240	NIL	NIL

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $30.18, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2010 for each of the Named Executive Officers:
NEO Name	Value on Date Vested(1) ($)
Rudi P. Fronk	NIL
James S. Anthony	NIL
William E. Threlkeld	NIL
Roderick Chisholm	NIL
Brent Murphy	NIL

(1)
The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.  The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits

Except as disclosed below, the Corporation and its subsidiaries have no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the company or change in a Named Executive Officer’s responsibilities.

The Chairman, President, Senior Vice President, Chief Financial Officer and Vice President of the Corporation were paid a base salary of $200,000, $440,000, $190,760, $186,560 and $174,900 respectively for the year ended December 31, 2010.  NEOs are entitled to a payment equal to 100% of base salary upon termination for any reason other than cause.  This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
A. Frederick Banfield	US25,000	NIL	NIL	NIL	NIL	38,100	38,100 US25,000
William M. Calhoun	US25,000	NIL	NIL	NIL	NIL	NIL	US25,000
Thomas C. Dawson	US38,125	NIL	NIL	NIL	NIL	NIL	US38,125
Louis J. Fox	US25,000	NIL	NIL	NIL	NIL	NIL	US25,000
Eliseo Gonzalez-Urien	US27,500	NIL	NIL	NIL	NIL	16,300	16,300 US27,500

From its inception, until 2003, the only compensation paid by the Corporation to directors consisted of stock options.  In 2003 the Board’s Compensation Committee assessed the compensation paid to directors by natural resource companies comparable to the Corporation.  Their recommendations were presented to, and approved by, the full Board.  Commencing July 1, 2003 the Corporation adopted a compensation plan for outside independent directors which provided for stock options plus annual fees of US$15,000 to each director payable quarterly in arrears plus reimbursement of expenses directly related to their duties as directors.  Effective January 2005, the annual fees were increased to US$20,000 for each director. Effective January 1, 2008, the annual fees were increased to US$25,000 for each director. The chairman of the Audit Committee receives an additional US$15,000 per year and the chairman of the Compensation Committee receives an additional US$2,500 per year.  There is no additional compensation for attending meetings or participating in Board committees. This compensation is reviewed on an annual basis.  The Chairman and the President do not receive this compensation.  In addition, the Corporation may compensate directors for services they may provide outside the role of a director.  All such compensation is fully disclosed in notes to the December 31, 2010 annual audited financial statements and in the table herein entitled Director Compensation Table.

In connection with the $38,100 in technical services provided to the Corporation by a private company controlled by Frederick Banfield, the Board followed its written Conflict of Interest Policy as follows:  Management obtained information on the market value of the services to be provided which demonstrated the reasonableness of the director’s proposal; the Board reviewed and approved the proposed contract in the absence of the conflicted director.  Also during 2010, the Corporation paid Eliseo Gonzalez-Urien $16,300 for geological consulting services.

As disclosed elsewhere in this Management Proxy Circular, the Corporation has a stock option plan for the granting of incentive stock options to the officers, employees and directors.  The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
A. Frederick Banfield	25,000 50,000	10.54 29.75	December 4, 2013 December 20, 2015	491,000 21,500	NIL	NIL
William M. Calhoun	25,000 50,000	10.54 29.75	December 4, 2013 December 20, 2015	491,000 21,500	NIL	NIL
Thomas C. Dawson	25,000 50,000	10.54 29.75	December 4, 2013 December 20, 2015	491,000 21,500	NIL	NIL
Louis J. Fox	25,000 50,000	10.54 29.75	December 4, 2013 December 20, 2015	491,000 21,500	NIL	NIL
Eliseo Gonzalez-Urien	25,000 50,000	10.54 29.75	December 4, 2013 December 20, 2015	491,000 21,500	NIL	NIL

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $30.18, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2010 for each of the Directors:

Director Name	Value on Date Vested(1) ($)
A. Frederick Banfield	NIL
William M. Calhoun	NIL
Thomas C. Dawson	NIL
Louis J. Fox	NIL
Eliseo Gonzalez-Urien	NIL

(1)
The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.

Disclosure of Corporate Governance Practices

National Policy 58-101 sets out certain reporting requirements for issuers concerning their corporate governance practices.  In response to the requirements, the Corporation reports the following with respect to its practices.

Board of Directors

Independence - A majority of the Corporation’s directors are considered to be independent.  The Corporation proposes seven directors for election at the Meeting, four of whom it considers to be fully independent (a director who is independent of management and is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings); A. Frederick Banfield; Douglas “Scott” Barr; Thomas C. Dawson; and Louis J. Fox.  The President and CEO, Rudi P. Fronk is not considered to be independent.  The Chairman, James S. Anthony, has assumed a growing number of responsibilities relating to the effective functioning of the Board and its compliance with an increasing number of regulations. Mr. Anthony is therefore considered to be not independent. Eliseo Gonzalez-Urien is paid a modest retainer as Senior Technical Advisor to consult with the Corporation’s geological team and as a result of such relationship is considered not independent.

Other Directorships - The following directors of the Corporation are also directors of other public companies: Thomas Dawson is also a director or officer of Anvil Mining Inc., Energy Split Corp., and WaterFurnace Renewable Energy; Eliseo Gonzalez-Urien is a director of Paramount Gold and Silver Corp.; Rudi Fronk is a director of Paramount Gold and Silver Corp.

Meetings of Independent Directors - Independent directors meet formally once a year without non-independent directors to consider their effectiveness and independence as directors and to review whether or not they have the information and resources necessary to fulfill their obligations as directors and carry out the approved mandate of the Board.  They also consider their relationship to management and whether or not, in their view, they have provided sufficient direction to management and whether or not, in their view, this direction has been followed appropriately.

Independence of Chair - The Chairman is not considered independent due to an increasing work load arising from Board committee and Board communication responsibilities, which workload warrants a level of payment which could be perceived to prejudice his independence.  The primary responsibility of the Chairman is to ensure Board effectiveness and independence by acting in the role of lead director.  It is the view of the Board that such a role cannot be effectively fulfilled without significant payment, which may paradoxically give rise to questions of independence.

Attendance – During the fiscal year ended December 31, 2010, the Corporation held 14 directors’ meetings.  Messrs. Anthony, Banfield, Calhoun, Fronk and Fox attended all 14 meetings.  Messrs. Dawson and Gonzalez-Urien attended 13 meetings.  Some directors were excluded from portions of some meetings in order to facilitate discussions among independent or non-conflicted directors, review compensation issues and discuss related party transactions.

Board Mandate

The Board’s formally approved mandate is as follows:

The Corporation’s Board of Directors is responsible for the supervision of the management of the Corporation’s business and affairs.  Under its governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of the Corporation.  The Board specifically recognizes its responsibility for the following areas:

(i)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting their Corporation;

(ii)	reviewing and approving corporate objectives, goals and strategies with a view to enhancing shareholder value;

(iii)	reviewing and approving the Corporation’s operating plans and monitoring performance;

(iv)	reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(v)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements;

(vi)	evaluating the effectiveness of senior management and establishing their compensation; and

(vii)	evaluating whether or not directors receive the information they require to perform their duties as directors.

Position Descriptions

The Corporation has developed positions descriptions for the CEO, the Chairman, the Chairman of each Board committee and the senior officers.  In general, it is the responsibility of the Chairman and the Chairmen of the committees to ensure that the formally approved mandates of the Board and its committees are fulfilled.  The CEO has the responsibility for:

(i)	managing the day-to-day business of the Corporation in order to achieve the corporate goals established by the Board;

(ii)	protecting the interests of shareholders and employees;

(iii)	complying with the Corporation’s formally approved Manual of Corporate Practices and the laws and regulations governing business conduct; and

(iv)	ensuring that the Corporation’s Board is advised of all material matters affecting the Corporation so as to enable the Board to fulfill its mandate.

Orientation and Continuing Education

New directors are provided with Board and committee mandates and minutes, and the opportunity to meet with individual employees and directors for briefings.  The Board has no formal policy for providing continuing education to its directors.  Publications, advisories from regulators and the advice of counsel and auditors are regularly provided to directors for their review.  Directors are selected for their expert knowledge of the mining industry which is continuously updated by them through their involvement in the industry.

Code of Business Ethics

The Corporation has adopted a formal Manual of Corporate Practices which includes a Code of Business Ethics which is posted on its website (www.seabridgegold.net) and is provided to all directors, officers and employees. The Code was updated in November 2007, and 2009 and further amended in 2010 and a copy of the updated Code is available in the Corporation’s documents at www.sedar.com. The Board does not formally monitor compliance with the Code.  The CEO is responsible for reporting to the Chairman of the audit committee and to the Board any infractions of which he is aware.  No such infractions were reported to the Board in 2010.  The Code contains a specific provision for dealing with transactions in which a director has a material interest.  This provision, which ensures that the Board is able to make an informed, independent decision free of conflict, was followed in 2010.  A Whistleblower Policy was formally adopted in 2005 to promote ethical behaviour.  This Policy is published on the Corporation’s website.  The Board is not aware of any reports by whistleblowers made pursuant to the Policy in 2010.

Nomination of Directors

The Corporation has a nominating committee that is composed entirely of independent directors.  Collectively, the Board has numerous contacts in the industry and the nominating committee generally canvasses the directors for suggestions for new candidates for Board nomination with the expertise being sought.  The independent directors meet annually to discuss their assessment of the Board’s effectiveness including the size of the Board and whether or not it has the expertise required to perform its duties of oversight properly.

Compensation

The compensation committee undertakes an annual review of compensation for officers and directors.  The committee establishes a list of comparable companies selected on the basis of size and nature of business in order to ensure that the comparison is relevant with respect to roles, responsibilities and requirements imposed upon officers and directors. Compensation for these comparable companies is obtained from public sources.  The committee attempts to compensate its officers and directors within the range established by its peer group after considering both cash compensation (salaries and bonuses) and options.

The compensation committee consists entirely of independent directors.

The formally approved mandate of the compensation committee is as follows:

(i)
On an annual basis, review the total compensation of the President and CEO, the Chairman, the Chief Financial Officer and Vice President(s) against their performance, mandates and goals and make recommendations on their compensation to the Board;

(ii)
Review, approve and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Corporation’s options program in conformity with the Corporation’s Option Plan;

(iii)	Review on an annual basis the Corporation’s overall hiring and compensation practices with reference to industry norms.

The Corporation has not retained an outside compensation consultant or advisor.

Other Board Committees

The Corporation has a corporate governance and nominating committee and the Board has adopted mandates that outline guidelines and responsibilities for the two roles. The mandate within the governance role of the committee is as follows:

(i)	Prepare and recommend to the Board on an annual basis, proposed goals for the Corporation and its CEO and a mandate for the CEO;

(ii)	Ensure that the Board is adequately informed of developments and issues within the Corporation such that it is able to fulfill its duties and responsibilities;

(iii)	Ensure that the Board reviews and approves all major corporate decisions which could reasonably be expected to affect shareholder value;

(iv)	Assess the effectiveness of the Board as a whole, of each of the directors and of each committee of directors and consider the impact that the number of directors has on effectiveness of the Board.

(v)	Conduct an annual discussion among independent directors on the role and effectiveness of independent directors;

(vi)	Ensure that each Board Committee has a clear, written mandate and is performing diligently the tasks necessary to limit Board liability;

(vii)	Oversee the administration of the Corporation’s Manual of Corporate Practices;

(viii)
Oversee an annual review of each director’s business interests in accordance with the Corporation’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Corporation and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Corporation and its shareholders; and

(ix)	Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf.

To help ensure that the Corporation makes full and timely disclosure of all material information related to its operations and complies with all aspects of the law in this respect, the Corporation has adopted the Disclosure Policy.

Within established procedures and guidelines, the nominating committee’s primary responsibilities are to:

•	Nominate candidates to be placed on the ballot for shareholders to consider at the annual shareholder’s meeting;

•	Recommend nominees to be appointed by the Board to fill interim director vacancies; and

•	Recommend directors to be selected for membership on the various Board committees.

Assessments

Independent directors meet annually without non-independent directors to assess the effectiveness of the Board.  No formal method of evaluation is used.

Response to Shareholders

The Corporation communicates regularly with its shareholders and maintains a website at www.seabridgegold.net.  Management is available to shareholders to respond to questions and concerns on a prompt basis.  The Board believes that management’s communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders please advise us at:  The Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.net or by fax at 416-367-2711.

Expectations and Accountability of Management

The Board’s access to information relating to the operations of the Corporation, through the membership on the Board of Directors of a key member of management and, as necessary, the attendance by other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Corporation.  Monthly financial reports are provided to all directors which reconcile actual to budgeted expenditures.  In addition, commencing with the first quarter of 2004, the Corporation’s auditors have undertaken formal reviews of quarterly financial statements.  This review includes a meeting between the Board’s Audit Committee and the auditors.  In the past, the Corporation has followed this procedure on an informal basis but has elected to formalize the review in keeping with new standards for continuous financial disclosure.  The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance.  This process establishes clear expectations of management and accountability for results.  The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation.  The Board is confident that the Corporation’s management responds ably to this expectation.

Securities Authorized for Issuance under equity compensation plans

The following table sets forth the Corporation’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,621,000(1)	$18.93	225,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,621,000(1)	$18.93	225,000

(1)
Excludes the 550,000 options, each having an exercise price of $29.75 per share, that were subject to subsequent approvals described below under the heading "Particulars of Other Matters to be Acted Upon – Approval of Stock Option Grants".

Information Concerning the Corporation’s Stock Option Plan

At the Corporation’s annual general meeting held on June 18, 2008, the shareholders approved the Option Plan, which was to be adopted upon the listing of the Corporation’s common shares on The Toronto Stock Exchange (“TSX”).  The Corporation’s common shares were listed on TSX on July 14, 2008 and the Option Plan was adopted in connection therewith.  At the Corporation’s annual general meeting held on June 18, 2009, the shareholders approved an amendment to the Option Plan to increase the number of common shares reserved for issue and which may be issued under the Option Plan to 2,540,000 common shares, representing less than 6.8% of the Corporation’s outstanding shares.
The Option Plan is a fixed share stock option plan pursuant to which the number of common shares reserved for issuance is fixed from time to time by the shareholders of the Corporation.  Other information relating to the Option Plan is summarized as follows:

•
Options may be granted to directors, officers and employees of the Corporation as well as persons or corporations engaged to provide services to the Corporation (or any entity controlled by the Corporation) and any individuals employed by such persons or corporations.

•
At May 12, 2011, the number of shares issuable pursuant to the exercise of options granted under the Option Plan (and issuable under all security based compensation arrangements of the Corporation) cannot exceed 1,546,000 common shares of the Corporation unless such figure is amended with the approval of the Corporation’s shareholders.  This figure represents approximately 4.5% of the Corporation’s issued and outstanding shares as of May 10, 2010.

•
As of May 12, 2011, the Corporation has an aggregate of 2,221,000 options outstanding, which includes 1,521,000 options granted in accordance with the Option Plan and a further 700,000 options that were granted subject to shareholder approval of an increase in the number of shares reserved for issue under the Option Plan and shareholder approval of the specific grants.  The 2,221,000 outstanding options represent approximately 5.3% of the Corporation’s issued and outstanding shares as of May 12, 2011.  The additional 700,000 options consist of 550,000 options that were granted to the Corporation’s directors in December, 2010 and 150,000 options that were granted to the Corporation’s new Chief Financial Officer in connection with him joining the Corporation.  The number of shares issuable to insiders of the Corporation at any time, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares.

•
The number of shares issued to insiders of the Corporation as a group, within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares as at the end of such one year period.  The Option Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the Option Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

•	The exercise price for options granted under the Option Plan must be not less than the closing market price on the day preceding the date of grant of the options.

•
Vesting of options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the Option Plan.  In the event of a change of control of the Corporation, all outstanding options become vested.

•	The maximum term of options granted under the Option Plan will be 5 years from the date of grant.

•
If an optionee ceases to be eligible to receive options under the Option Plan as a result of termination for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date.

•
If an optionee ceases to be eligible to receive options under the Option Plan for reasons other than termination for cause (or death), any outstanding options held by such optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such option or three months after the optionee ceases to be eligible to receive options.  Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such options to remain in full force and effect until any time up to the original expiry time of such options, irrespective of whether such expiry time is more than three months after the optionee ceases to be eligible to receive options.

•
The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Corporation or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any option granted under the Option Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Option Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Option Plan;

(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of an option for an optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Option Plan without the consent of that optionee.  Any other amendments to the Option Plan or options granted there under will be subject to the approval of the shareholders.  In particular, the Option Plan specifies that the Option Plan may not be amended without approval of shareholders in any of the following ways:

(h)	to increase the Option Plan maximum or number of shares reserved for issuance under the Option Plan;

(i)	to grant additional powers to the board of directors to amend the Option Plan or individual options without shareholder approval;

(j)	to reduce the exercise price of options or other entitlements held by insiders;

(k)	to extend to the term of options held by insiders; and

(l)	to change the insider participation limits to those that would have triggered the requirement for disinterested shareholder approval of the Option Plan.

•
The Option Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of options.

•	Stock options granted under the Option Plan are not assignable, but may be exercised by the personal representative of a deceased optionee.

•
Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

•
The Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of options in the event the Corporation proceeds with certain changes or transactions in which the Corporation’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory acquisition or going private transaction is completed.  In such case the provisions typically entitle the optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the optionee would have been entitled had the optionee held the shares issuable under the option before such transaction, with certain exceptions.  In the event that the Corporation agrees to a transaction, or is subject to a takeover bid, under which greater than 2/3rds of its outstanding shares are acquired by another person or group of persons acting in concert, the Option Plan also gives the directors the discretion to transform the option into a stock appreciation right.  In the event an option is transformed into a stock appreciation right, the holder shall then be entitled to a cash payment instead of being entitled to acquire shares at a certain price.  The amount of the cash payment payable shall be calculated as follows:

Cash = S x (AP-EP)

Where:   S is the number of shares subject to the Option to which the relevant stock appreciation right relates;

EP is the Exercise Price of the Option to which the relevant Stock Appreciation Right relates; and

AP is the cash value of the consideration offered in the transaction, and if the consideration offered is not cash then the cash value shall be determined as of the date the consideration is initially offered.  In the case of securities publicly traded on an exchange or quotation system, the cash value shall be determined using the 15 trading day volume weighted average price of the securities offered.  In the case of securities not publicly traded, the cash value shall be determined in the manner decided by the directors of the Corporation, acting reasonably.

•	Other than in these circumstances, the Option Plan does not contain provisions allowing the Corporation to transform a stock option into a stock appreciation right.

Indebtedness to Corporation of Directors and Executive Officers

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Appointment of Auditors

Shareholders will be asked to vote on the reappointment of KPMG LLP, Chartered Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid the Auditors.

Auditors’ Fees

For the years ended December 31, 2010 and 2009, the Corporation paid the external auditors as detailed below:

	2010	2009
Audit services	$136,500	$130,000
Audit related services	195,500	60,950
Tax fees	5,500	7,100
	$337,500	$198,050

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Particulars of Other Matters to be Acted Upon

Amendment of the Stock Option Plan to Increase Shares Reserved

Options granted by the Corporation are pursuant to a shareholder approved Option Plan. The total number of options available for grant must also be approved by shareholders. In addition, the Corporation requires that all options granted to directors of the Corporation be specifically approved by disinterested shareholders even if the options granted to directors are within the total number of options approved by shareholders. As at May 12, 2011, the Option Plan, as presently constituted, provides that a total of 1,546,000 common shares are reserved for issuance upon the exercise of stock options granted under or otherwise subject to the Option Plan.

The directors of the Corporation have granted options that exceed the number of common shares reserved for issuance upon exercise of stock options granted under or otherwise subject to the Option Plan, subject to the shareholders approving an increase in the number of common shares reserved for issuance upon exercise of stock options granted under or otherwise subject to the Option Plan, as follows:

•
on December 20, 2010 550,000 options were granted to directors, such options exercisable for five years at $29.75 per share, the market price of the Corporation’s shares on that date, and vest subject to either the completion of an agreement to joint venture or sell one of the Company’s two major projects (KSM and Courageous Lake) or a transaction resulting in a change of control of the Company’s shares or the Company’s shares closing on the Toronto Stock Exchange at $40 or higher for ten consecutive days; and

•
on March 29, 2011 150,000 options were granted in connection with hiring a new Chief Financial Officer for the Corporation, such options exercisable for five years at $30.42 per share, the market price of the Corporation’s shares on that date, and vest as to 1/3rd after one year and the remaining 2/3rds after two years.

In addition, if Mr. Barr is elected a director of the Corporation, the directors anticipate granting him 50,000 options.

The directors of the Corporation consider it is appropriate to amend the Option Plan to increase the number of shares that are reserved for issue under the Option Plan by more than just the number of shares required to permit the exercise of the 550,000 options granted on December 20, 2010, the 150,000 options granted on March 29, 2011 and the 50,000 options to be issued to a proposed new director, in order to give the Corporation the ability to grant further options.  The Corporation proposes to increase the number of shares reserved for issue under the Option Plan by 1,350,000 shares, resulting in the aggregate number of shares reserved for issue under the Option Plan (but not already issued) being 2,896,000 shares, representing approximately 7.0% of its outstanding shares.  The increased number of available options will facilitate the Corporation’s search for and retention of senior management and to provide additional incentive to the Corporation's employees, officers and directors.

On May 12, 2011, the board of directors of the Corporation approved an amendment of the Option Plan to increase the number of shares reserved for issuance under the Option Plan by 1,350,000 shares.  Accordingly, at the Meeting shareholders will be asked to pass a resolution in the following form:

“BE IT RESOLVED that the amendment of the Corporation’s Stock Option Plan to increase the number of shares reserved for issuance and which may be issued under the Plan by 1,350,000 shares to 2,896,000 shares is hereby approved.”

A copy of the proposed Option Plan, reflecting the terms of the Option Plan if the foregoing resolution is approved, is available for review on the Corporation’s website at www.seabridgegold.net.

Approval of Stock Option Grants

Directors’ Options - On December 20, 2010, the Board of Directors granted an aggregate of 550,000 stock options under the Option Plan to the directors of the Corporation, which options only become exercisable upon receipt of certain shareholder approvals described below.  With respect to such options:

•	Exercise Price. The exercise price per share is equal to the closing price of the Corporation’s common shares on the TSX on December 20, 2010, being $29.75.

•	Term. All such options have a five year term, expiring December 20, 2015.

•
Vesting.  The options shall vest upon either of the completion of an agreement to joint venture or sell one of the Company’s two major projects (KSM and Courageous Lake) or a transaction resulting in a change of control of the Company’s shares or the Company’s shares closing on the Toronto Stock Exchange at $40 or higher for ten consecutive days.

•
Shareholder Approval.  The Corporation has adopted a policy that all options granted to directors are not exercisable until the option grant is approved by the Corporation’s shareholders, with the shares held by the directors being excluded from voting.  Accordingly, the right to exercise the options granted to directors of the Corporation, including the President and CEO and the Chairman, was, in keeping with Board policy, made subject to disinterested shareholder approval of the specific grant as well as approval of the increase in shares reserved for issue under the Option Plan.  The option grants to be approved by the disinterested shareholders are as follows:

James S. Anthony	100,000 options
Rudi P. Fronk	200,000 options
A. Frederick Banfield	50,000 options
William M. Calhoun	50,000 options
Thomas C. Dawson	50,000 options
Louis J. Fox	50,000 options
Eliseo Gonzalez-Urien	50,000 options
Total:	550,000 options

Accordingly, at the Meeting disinterested shareholders will be asked to pass a resolution approving the option grants in the following form:

“BE IT RESOLVED that the grant to directors of the Corporation of an aggregate of 550,000 options of the Corporation having such terms as are summarized in the Corporation’s Management Proxy Circular related to this meeting, with an exercise price of $29.75 per share and an expiry date of December 20, 2015, is hereby ratified, confirmed and approved.”

In keeping with Board policy, the foregoing resolution must be approved by a simple majority of disinterested shareholders, being those shareholders that were not granted the options that are the subject of the resolution.

CFO’s Options - On March 29, 2011, the Board of Directors granted an aggregate of 150,000 stock options under the Option Plan to the new Chief Financial Officer of the Corporation in connection with him commencing work with the Corporation, which options only become exercisable upon receipt of certain shareholder approvals described below.  With respect to such options:

•	Exercise Price. The exercise price per share is equal to the closing price of the Corporation’s common shares on the TSX on March 29, 2011, being $30.42.

•	Term. The options have a five year term, expiring March 29, 2016 and are subject to vesting as to 1/3rd after one year and the remaining 2/3rds after two years.

•
Shareholder Approval.  The right to exercise the options granted was made subject to shareholder approval of the specific grant as well as approval of the increase in shares reserved for issue under the Option Plan.  The option grant to be approved by the shareholders is as follows:

Chris Reynolds	150,000 options

Accordingly, at the Meeting shareholders will be asked to pass an ordinary resolution approving the option grant in the following form:

“BE IT RESOLVED that the grant to the Chief Financial Officer of the Corporation of 150,000 options of the Corporation having such terms as are summarized in the Corporation’s Management Proxy Circular related to this meeting, with an exercise price of $30.42 per share and an expiry date of March 29, 2016, is hereby ratified, confirmed and approved.”

New Director’s Options - The Board of Directors have designated Douglas “Scott” Barr as a new management nominee for election as a director of the Company at the Meeting and proposes to grant Mr. Barr 50,000 options under the Option Plan.  In light of the Corporation’s policy that all options granted to directors are not exercisable until the option grant is approved by the Corporation’s disinterested shareholders, the directors consider it appropriate to seek disinterested shareholder approval at the Meeting of the proposed grant of options to Mr. Barr, subject to his election as a director.  With respect to such options, it is proposed that it will have the following terms:
•	Exercise Price. The exercise price per share will be equal to the closing price of the Corporation’s common shares on the TSX on the date of Mr. Barr’s election as a director.

•	Term. The options will have a five year term and will be subject to the same vesting terms outlined above for directors.

Accordingly, at the Meeting disinterested shareholders will be asked to pass a resolution approving the proposed option grant in the following form:

“BE IT RESOLVED that, subject to the election of Mr. Barr as a director of the Corporation, the proposed grant to Mr. Barr of 50,000 options of the Corporation having such terms as are summarized in the Corporation’s Management Proxy Circular related to this meeting, is hereby ratified, confirmed and approved.”

The foregoing resolution must be approved by a simple majority of disinterested shareholders, being those shareholders that were not granted the options that are the subject of the resolution.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.net to request copies of the Corporation’s financial statements and MD&A.

Financial information is provided in the Corporation’s comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.  Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual Information Form under Item 9 – Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Amex Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Approval

The Board of Directors of the Corporation has approved the contents and sending of this Management Proxy Circular.

DATED this 12 day of May, 2011.

SEABRIDGE GOLD INC.

Rudi P. Fronk President and CEO